Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*  *  *

The following is an English translation of the public notice issued by Gas Natural SDG, S.A. in Chile relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa, S.A., which has been delivered to the Chilean Supervisory Authority and submitted for publication in Chile.

INTENTION TO TAKE CONTROL OF

ENDESA, S.A.

BY

GAS NATURAL SDG, S.A.

AND

AS A CONSEQUENCE OF IT

CHANGE IN THE INDIRECT CONTROL OF THE CONTROLLER

OF THE CHILEAN PUBLIC LIMITED LIABILITY COMPANIES

ENERSIS S.A.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

EMPRESA ELÉCTRICA PEHUENCHE S.A.

AND

CHILECTRA S.A.

GAS NATURAL SDG, S.A. (hereinafter also “G.N.”) hereby communicates its intention to take control of ENDESA, S.A., a public limited liability company incorporated under the laws of Spain, and to that effect has presented on 5 September 2005 before the Spanish Comisión Nacional del Mercado de Valores (CNMV) a request to be authorized to make a Public Takeover Bid (the “Bid”), by means of which it shall offer to acquire 1,058,752,117 shares of ENDESA, S.A., representing 100% of its total issued shares.

If it is approved, the Bid shall be governed by Spanish law and shall be also addressed to the shareholders that have acquired shares of ENDESA, S.A. in foreign stock exchanges, including those acquired in the Foreign Issuers (“Off-Shore”) Stock Exchange of the Santiago Stock Exchange, to which effect the terms and conditions of the Bid shall be duly published in Chile.

As a consequence of the said request, G.N. has published in Spain the relevant fact attached to this notice.

In the event that the Bid were authorized by the CNMV and that it were successfully completed, G.N. shall take control of ENDESA, S.A. and, as a consequence of it, a change in the indirect control of the controller of, amongst others, the Chilean public limited liability companies subsidiaries of ENDESA, S.A.: ENERSIS S.A., EMPRESA NACIONAL DE ELECTRICIDAD S.A., EMPRESA ELÉCTRICA PEHUENCHE S.A. and CHILECTRA S.A. shall occur.

Specifically, ENDESA, S.A., through the sole shareholder company named ENDESA INTERNACIONAL S.A., which is 100% owned by ENDESA, S.A., holds 60.62% of ENERSIS S.A, which in turn holds 98.24% of CHILECTRA S.A. and 59.98% of EMPRESA NACIONAL DE ELECTRICIDAD S.A. The latter holds 92.65% of EMPRESA ELÉCTRICA PEHUENCHE S.A.

Therefore, upon taking control of ENDESA, S.A. by virtue of the Bid to be addressed to its shares, G.N. would come to indirectly hold control of the controller of the mentioned Chilean public limited liabilities companies ENERSIS S.A., EMPRESA NACIONAL DE ELECTRICIDAD S.A., EMPRESA ELÉCTRICA PEHUENCHE S.A. and CHILECTRA S.A.

G.N. indicates that at the present date it has not taken any decision regarding the following subjects and that, should it take any decision prior to the taking of control of ENDESA, S.A., it would inform ten-business days in advance of the date of execution of the acts or contracts that allow it to obtain control of ENDESA, S.A.: a) merger, reorganization or liquidation of ENDESA, S.A. and its Chilean subsidiaries; b) sale or transfer of a relevant part of the assets of the abovementioned subsidiaries or its affiliated companies; c) any material change in such companies which imply, amongst others, limitations in the management, development of the business and shareholders’ rights; and d) closure of the abovementioned subsidiaries and cancellation of their registration in their respective registries and stock exchanges.

Identification of G.N.:

a) GAS NATURAL SDG, S.A., is a public limited liability company incorporated under the laws of Spain. It was incorporated on 28 January 1843 before the Notaries of Barcelona Mr. José Manuel Planas y Compte and Mr. Jaime Burguerol. It is registered with the Mercantile Registry of Barcelona, under Volume 22,147, Page 147 and Sheet B-33172. It has its registered office at Av. Portal de l’Angel, 20 and 22, Barcelona, Spain.

b) According to its corporate bylaws, G.N.’s corporate object covers, amongst others, the supply, production, transport and distribution of any kind of combustible gas, regasification, liquefaction and combustible gas storage activities, industrial exploitation to extract raw materials, investigation and exploitation of other energies obtained by means of gas and other alternative energies, the provision of advisory and engineering services in any type of projects related with energy resources, acquisition by any means of shares, participations, notes, bonds, preferential subscription rights, credits and coupons issued by any company or business as well as to obtain and manage the corresponding returns.

c) G.N. does not currently hold any participation in the capital or management of ENDESA, S.A. or its Chilean subsidiaries.

d) G.N. is a Spanish listed public limited liability company, which shares are traded in the Madrid, Barcelona, Bilbao and Valencia stock exchanges.

Its current major shareholders according to public information are:

•	Caja de Ahorros y Pensiones de Barcelona, indirect holder of 33% of G.N. through its subsidiaries Caixa Holding, S.A. and Caixa de Barcelona Seguros de Vida, Sociedad Anónima de Seguros y Reaseguros; and

•	Repsol YPF, S.A., direct and indirect holder of 30.85% of G.N. through its subsidiaries Repsol Exploración, S.A. and Repsol Petróleo, S.A.

The abovementioned shareholders signed in 2000 (and amended in 2002 and 2003) a shareholders agreement (Pacto Parasocial) by virtue of which both parties appoint the same number of members of the Board of Directors of G.N.

Caja de Ahorros y Pensiones de Barcelona (“La Caixa”), has its registered offices at Avenida Diagonal, 621-629 – 08028, Barcelona, Spain. La Caixa is a non-profitable and charitable financial entity, of private patronage, independent from any other entity or undertaking, whose corporate object covers the promotion of savings, the achievement of charitable projects and the investment of its funds in safe and profitable assets of general interest. Owing to its particular nature, La Caixa is not listed in any stock exchange; its latest risk ratings are: Moody’s Long Term Aa2; Standard & Poor’s Long Term A+; Fitch Long Term AA-. On 31 December 2004, La Caixa held a 5% indirect stake in ENDESA, S.A.

Repsol YPF, S.A. has its registered offices at Paseo de la Castellana 278 28046, Madrid, Spain; and its corporate object covers, amongst others, the investigation, exploration, exploitation, transport, distribution and commercialisation of hydrocarbons of any type, including its derivative products and residues; the research and development of other sources of energy different from hydrocarbons and its exploitation, manufacturing, importation, storage, distribution, transport and commercialisation; commercialisation of any kind of products in facilities adjacent to petrol stations and gas pump devices and through the company’s self manufactured products’ commercialisation networks, as well as the provision of services related to the consumption and use of the company’s products. The shares of Repsol YPF, S.A. are traded in the Madrid, Barcelona, Bilbao and Valencia (Spain), Buenos Aires (Argentina) and New York (USA) stock exchanges; its latest risk ratings are the following: Moody’s Long Term Baa2; Standard & Poor’s Long Term BBB; Fitch Long Term BBB+.

It is hereby noted that the participation of La Caixa and Repsol YPF, S.A. in G.N. would vary if the Bid were successful, given that it comprises – as part of the consideration to be paid to shareholders of ENDESA, S.A. –shares of G.N. to be allocated to shareholders of ENDESA, S.A. after the share capital increase of G.N. and the issue of new shares by G.N.

e) G.N.’s latest risk ratings are the following: Moody’s Long Term A2; Standard & Poor’s Long Term A+.

Santiago, 5 September 2005.

ANNEX

Transcription of the relevant fact published in Spain

This is an English translation of a Spanish relevant fact.

In case of discrepancies the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A, pursuant to article 82 of the Law 24/1988, of 28 July, on the securities market, hereby communicates to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) the following

RELEVANT INFORMATION

Gas Natural SDG, S.A. has filed today with the Spanish Securities Market Commission a request for the authorization of a Public Takeover Bid for the shares of Endesa, S.A. (the Offer) the material terms of which are as follows:

I.	The Offer is for all the shares of Endesa, S.A., that is, 1,058,752,117 shares with a nominal value of one euro and twenty cents (€1.20) each, representing 100% of the share capital of Endesa, S.A.

II.	The Offer is made as purchase and exchange, offering as consideration cash and new ordinary shares of Gas Natural SDG, S.A. to be issued with a nominal value of one euro (€1) each. The new shares will enjoy the same economic a voting rights as those currently in existence as from the date of registration of the corresponding increase in share capital.

III.	The consideration offered to the shareholders of Endesa, S.A. is 7,340 euros in cash plus 569 new shares of Gas Natural SDG, S.A. to be issued for every 1,000 shares of Endesa, S.A. that accept the Offer, which is equivalent to 7.34 euros in cash and 0.569 new shares of Gas Natural SDG, S.A. to be issued for each share of Endesa, S.A. that accepts the Offer. If the exchange ratio results in fractional shares (“picos”), these fractions would be exchanged for cash by the agent appointed to that effect by Gas Natural SDG, S.A.

Based on closing stock prices on September 2, the consideration offered values Endesa at 21.30 euro per share, which represents a premium of 14.8% on the closing price of Endesa, S.A. on that same date and a premium of 19.4% on the average trading price of Endesa over the last six months. Likewise, based on such closing prices, the consideration offered consists of new shares and cash in a ratio of 65.5% and 34.5%, respectively.

IV.	The payment undertakings in cash under the Offer, including the undertaking to acquire fractional shares (“picos”) arising from the exchange ratio, have been duly guaranteed by means of two bank guarantees issued by Caixa d’Estalvis i Pensions de Barcelona (la Caixa) and by Société Générale, Sucursal en España, filed on the date hereof with the Spanish Securities Market Commission.

V.	The effectiveness of the Offer is conditioned on the fulfilment of each and all of the following conditions:

(a)	That as a result of the Offer Gas Natural SDG, S.A acquires a minimum of 794,064,088 shares of Endesa, S.A., representing 75% of its share capital.

(b)	That the General Shareholders’ Meeting of Endesa, S.A. resolves to amend article 32 of its by-laws, so that any limitation or restriction regarding the number of votes capable of being exercised by the shareholders of Endesa, S.A. is removed.

(c)	That the General Shareholders’ Meeting of Endesa, S.A. resolves to amend articles 37 and 38 of its by-laws, so that the requirements regarding classes of directors and majority composition of the Board of Directors of Endesa, S.A. are removed.

(d)	That the General Shareholders’ Meeting of Endesa, S.A. resolves to amend article 42 of its by-laws, so that no condition at all shall be required to be appointed member of the Board of Directors of Endesa, S.A. or Managing Director, other than to the extent restricted under applicable law.

VI.	The Board of Directors of Gas Natural SDG, S.A. has resolved to call an Extraordinary Shareholders’ Meeting to be held in Barcelona on the date falling fifteen days after the day following publication of the announcements referred to in article 18 of the Royal Decree 1197/1991, of 26 July, on public takeover bid regulations, so as to propose the approval of the share capital increase required to satisfy the portion of the consideration in the Offer consisting of shares of Gas Natural SDG, S.A.

VII.	Gas Natural SDG, S.A. will notify the concentration arising from the Offer to the Spanish First Tier Competition Authority (Servicio de Defensa de la Competencia) pursuant to Chapter II of Title I of Law 16/1989, of 17 July, on defence of competition, developed by Royal Decree 1443/2001, of 21 December, in relation to the control of concentrations.

VIII.	In addition, Gas Natural SDG, S.A. intends to file the relevant written notification with the General Secretary of Energy (Secretaría General de Energía) in accordance with article 3 and the Third Transitory Disposition of Law 5/1995, of 23 March, on legal regime governing the transfer of public participations in certain companies.

IX.	Pursuant to the Eleventh Additional Disposition of Law 34/1998, of 7 October, on the hydrocarbons sector, Gas Natural SDG, S.A. likewise files a written communication before the Spanish National Energy Commission (Comisión Nacional de la Energía) in relation to the Offer.

X.

With the aim of solving the possible difficulties that may arise from the transaction, as well as in order to contribute to the reorganization of the energy sector to achieve real and effective competition, Gas Natural SDG, S.A.

intends to submit to the Spanish authorities a proposal with certain undertakings. A part of the said undertakings follows from an agreement signed on the date hereof with Iberdrola, S.A., which includes, in addition, some relevant divestments of certain assets, both in the electric and gas sectors.

The sale agreement comprises power generation and electric distribution facilities in Spain, power generation facilities in Europe (SNET in France and certain facilities in Italy), and certain gas distribution areas in Spain that comprise 1.25 million customers in geographical areas where Iberdrola currently operates.

The transaction under consideration will be carried out at market values, to be determined by internationally recognized Investment Banks. Its amount may be preliminarily estimated in a range between €7,000 and €9,000 million.

Such agreement is in any case subject to the relevant authorities and to the effective taking of control of Endesa, S.A by Gas Natural SDG, S.A.

XI.	Taking into account that the shares of Endesa, S.A. are listed in the New York Stock Exchange (or NYSE) in the form of American Depositary Receipts (ADRs) and in the “Off-Shore” Exchange (Registro de Valores Extranjeros) of Santiago de Chile, Gas Natural SDG, S.A. will also comply with the appropriate formalities legally required to address or extend the Offer to these jurisdictions.

XII.	Once the Spanish Securities Market Commission authorizes publication of the Offer, the explanatory prospectus and other accompanying documentation shall be made publicly available in the manner and term set out by law.

The new group would be the third largest private utility in the world measured in number of customers and the largest gas and electricity player in both Spain and Latin America with 16 million customers in Europe and more than 30 million globally.

The proposed transaction is expected to result in significant synergies that would facilitate up to €350 million of estimated annual cost savings from 2008 onwards. Approximately half of the potential savings would derive from the integration of the companies’ commercial platforms, call centres, billing and customer services and marketing. In addition, a reduction in corporate and administrative expenses of up to €85 million is expected, as well as potential savings of up to €90 million deriving from the integration of information systems. In addition to the estimated €350 million synergies, the distribution business has potential to achieve savings in purchases and subcontracting; the new group intends to invest these savings, estimated at approximately €75 million per year, in continuing to improve the quality of service levels in regulated activities.

The planned investments for the resulting group over the period 2006-2009 would amount to up to €17 billion, of which more than 60% are expected to be directed to generation and distribution investments in Spain, with special emphasis on improving the quality of service in the regulated business and in taking advantage of joint gas and power opportunities. The new group is expected to benefit from its relevant position in the LNG market, through the joint venture with Repsol YPF, that should allow for flexibility in supply, optimisation of sea transport, and an increase in trading activities. This, together with the combined cycle generation facilities of Gas Natural (1,600 MW in operation and additional 1,200 MW expected to commence operation by 2006), would allow the optimisation of its generation park, as well as benefit from a diversified fuel mix with broad energy management experience.

In addition, the new group would achieve a relevant position in the area of renewable energy in line with the recently approved Plan of Renewable Energies; the group envisages operating 4,000 MW of installed capacity by 2009, which represents doubling the 2005 capacity.

The new group would have the objective of maintaining its leadership position in the Spanish energy market, through the advancement of the strategic objectives of Endesa in the area of CCGT generation with a flexible and competitive gas supply. The new group would thus be leader by installed capacity in CCGT generation. The estimate is for the new group to have 8,400 MW of installed capacity by the end of 2009.

In Italy, the strong current position of Endesa and Gas Natural in the gas and electricity generation markets would be the platform to take advantage of growth opportunities. Gas Natural contemplates selective acquisitions with a view to reach more than 700,000 clients by the end of 2009. On its part, Endesa is currently developing various projects to increase its combined cycle generation capacity. In addition, both companies currently develop different plans for LNG regasification facilities.

In Latin America, Gas Natural and Endesa are the key companies in the electricity and gas markets in its principal capitals, thus providing an excellent growth platform for the new group.

5 September 2005

Rafael Villaseca Marco